Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

September 1, 2022

Press release

Company announcement (No. 14/2022)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR TO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

UK CMA completes review of the Business Combination between Noble Corporation and Maersk Drilling – all merger control conditions to the Exchange Offer have been satisfied

Sugar Land, Texas and Copenhagen, Denmark, 1 September 2022 – Noble Corporation (NYSE: NE) (“Noble”) and The Drilling Company of 1972 A/S (CSE: DRLCO) (“Maersk Drilling”) today provided a further update on the merger control process for their proposed business combination announced on 10 November 2021 (the “Business Combination”), as the UK Competition and Markets Authority (the “CMA”) has today published its decision not to refer the Business Combination for further in-depth Phase 2 review and has completed its review of the Business Combination.

On 9 May 2022, the CMA published its decision that there are reasonable grounds for believing that a sale of certain rigs to a suitable purchaser together with sufficient supporting infrastructure might be accepted by the CMA to address its concerns related to lessening of competition created by the Business Combination. On 23 June 2022, Noble announced that it had entered into an asset purchase agreement to sell five jackup rigs (Noble Hans Deul, Noble Sam Hartley, Noble Sam Turner, Noble Houston Colbert, and Noble Lloyd Noble, together the "Remedy Rigs") to a subsidiary of Shelf Drilling, Ltd. ("Shelf Drilling").

The CMA has today announced that it has accepted legally binding undertakings from Noble and Maersk Drilling. These undertakings require Noble to divest the Remedy Rigs, and related offshore and onshore personnel and assets and related operations, to a subsidiary of Shelf Drilling. The acceptance of these undertakings means that the CMA has decided not to refer the Business Combination for an in-depth Phase 2 review and completes the CMA’s review of the Business Combination.

On 8 August 2022, Noble Corporation plc (“Topco”) published its voluntary public share exchange offer (the “Exchange Offer”) in connection with the Business Combination. Completion of the Exchange Offer is conditional upon, amongst other things, the approval of the Business Combination by the CMA and certain other regulatory authorities with responsibility for merger control matters. Following today’s announcement, all merger control conditions to the Exchange Offer have now been satisfied.

In addition to certain other customary conditions, including the receipt of approvals for the listing of Topco's shares ("Topco Shares") on the New York Stock Exchange and Nasdaq Copenhagen A/S, completion of the Exchange Offer remains conditional upon Topco obtaining acceptances of the Exchange Offer representing at least 80% of the outstanding share capital and voting rights of Maersk Drilling, excluding any treasury shares held by Maersk Drilling.

Subject to completion of the Exchange Offer, Topco intends to cause the Maersk Drilling shares to be delisted from Nasdaq Copenhagen at an appropriate time and subject to approval by Nasdaq Copenhagen. Further, if Topco holds more than 90% of all Maersk Drilling shares and voting rights (excluding treasury shares) upon completion of the Exchange Offer, Topco intends to conduct a compulsory purchase of the remaining minority Maersk Drilling shares in accordance with the Danish Companies Act.

The Board of Directors of Maersk Drilling has unanimously recommended that Maersk Drilling shareholders accept the Exchange Offer. APMH Invest A/S, holding approximately 42% of Maersk Drilling’s total share capital and voting rights, has irrevocably undertaken to accept the Exchange Offer. In addition, A.P. Møller og Hustru Chastine Mc-Kinney Møllers Familiefond and Den A.P. Møllerske Støttefond, holding in aggregate approximately 12% of Maersk Drilling’s total share capital and voting rights, have expressed their intention to accept the Exchange Offer.

The offer period for the Exchange Offer is expected to expire on 8 September 2022 at 23:59 (CEST), subject to any extensions of the offer period. Please note that certain account holding institutions may have earlier deadlines for submission of acceptance forms.

The full terms, conditions and essential elements of the Exchange Offer are contained within the offer document published on 8 August 2022, which together with the acceptance form and other supporting materials are available on www.noblecorp.com and investor.maerskdrilling.com, subject to regulatory restrictions in certain jurisdictions.

Contact Noble Corporation

For additional information, visit www.noblecorp.com or email investors@noblecorp.com

Ian Macpherson

Vice President of Investor Relations

T: +1 713-239-6507

M: imacpherson@noblecorp.com

Contact Maersk Drilling

For additional information, visit www.maerskdrilling.com

Michael Harboe-Jorgensen

Head of Investor Relations

T: +45 23285733

M: michael.harboe-jorgensen@maerskdrilling.com

Kristoffer Apollo

Head of Media Relations

T: +45 27903102

M: Kristoffer.apollo@maerskdrilling.com

About Maersk Drilling

With 50 years of experience operating in the most challenging offshore environments, Maersk Drilling (CSE:DRLCO) provides responsible drilling services to energy companies worldwide. Headquartered in Denmark, Maersk Drilling owns and operates a fleet of offshore drilling rigs and specialises in harsh environment and deepwater operations. For more information about Maersk Drilling, visit www.maerskdrilling.com.

About Noble

Noble (NYSE: NE) is a leading offshore drilling contractor for the oil and gas industry.  Noble owns and operates one of the most modern, versatile, and technically advanced fleets in the offshore drilling industry.  Noble and its predecessors have been engaged in the contract drilling of oil and gas wells since 1921.  Currently, Noble performs, through its subsidiaries, contract drilling services focused largely on ultra-deepwater and high-specification jackup drilling opportunities in both established and emerging regions worldwide.  Additional information on Noble is available at www.noblecorp.com.

About Topco

Topco is a public limited company formed under the laws of England and Wales and is an indirect, wholly owned subsidiary of Noble. To date, Topco does not own any material business assets or operate any business. Upon consummation of the business combination with Maersk Drilling, Topco will be listed on the New York Stock Exchange and Nasdaq Copenhagen A/S, and Topco will own the businesses of Noble, Maersk Drilling and their respective subsidiaries. For additional information on Topco, visit www.noblecorp.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of United States federal securities laws. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this document. There can be no assurance that the future developments affecting Noble, Maersk Drilling or any successor entity of the Business Combination will be those that we have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Noble’s or Maersk Drilling’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by Noble and Topco with the U.S. Securities and Exchange Commission (“SEC”). Topco, Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Except as required by law, Topco, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed business combination, Topco has filed a Registration Statement on Form S-4 with the SEC that includes (1) a proxy statement of Noble that also constitutes a prospectus for Topco and (2) an offering prospectus of Topco to be used in connection with Topco’s offer to exchange shares in Maersk Drilling for Topco shares. The registration statement on Form S-4, as amended, was declared effective by the SEC on 11 April 2022. In addition, on 8 August 2022, Topco has also published an offer document (the "Offer Document") and an exemption document (the "Exemption Document") as approved by the Danish Financial Supervisory Authority (Finanstilsynet) in relation to the Exchange Offer. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination.

INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, THE EXEMPTION DOCUMENT AND THE OFFER DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY AS WELL AS ANY OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED BY EACH OF TOPCO AND NOBLE WITH THE SEC OR THE DANISH FINANCIAL SUPERVISORY AUTHORITY OR PUBLISHED ON NOBLE'S AND/OR MAERSK DRILLING'S WEBSITES AT WWW.NOBLECORP.COM AND WWW.MAERSKDRILLING.COM, RESPECTIVELY, IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOPCO, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by Topco and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

Important Notice

This announcement is for information purposes only and does not constitute or contain any invitation, solicitation, recommendation, offer or advice to any person to subscribe for or otherwise acquire or dispose of any securities of Noble, Maersk Drilling or Topco. Final terms and further provisions regarding the Exchange Offer are disclosed in the Offer Document, the Exemption Document and in documents filed or that will be filed with the SEC.

Unless required by mandatory law, no action has been or will be taken in any jurisdiction other than Denmark and the United States that would permit a public offering of shares in Topco, the Topco Shares, the Acceptance Shares or Cash Acceptance Shares, or permit possession or distribution of the Offer Document and/or the Exemption Document or any advertising material relating to the Topco Shares, the Acceptance Shares (as defined in the Offer Document) or Cash Acceptance Shares (as defined in the Offer Document), except as described in the Offer Document or the Exemption Document.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE BUSINESS COMBINATION BETWEEN NOBLE AND MAERSK DRILLING OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE EXEMPTION DOCUMENT, THE OFFER DOCUMENT OR ANY OTHER DOCUMENTS REGARDING THE EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE UNDER U.S. LAW.

In any member state of the European Economic Area other than Denmark (each a "Relevant State"), this announcement, including any attachments hereto, is only addressed to, and is only directed at shareholders of Maersk Drilling in that Relevant State that fulfil the criteria for exemption from the obligation to publish a prospectus, including qualified investors, within the meaning of the Prospectus Regulation.

This announcement, including any attachments hereto, has been prepared on the basis that all offers of Topco Shares, Acceptance Shares and Cash Acceptance Shares offered in the Exchange Offer, other than the offer contemplated in Denmark, will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the "Prospectus Regulation") from the requirement to produce a prospectus for offers of Topco Shares, Acceptance Shares and Cash Acceptance Shares. Accordingly, any person making or intending to make any offer within a Relevant State of Topco Shares, Acceptance Shares or Cash Acceptance may only do so in circumstances in which no obligation arises for Topco to produce a prospectus for such offer. Topco has not authorised, and Topco will not authorise, the making of any offer of Topco Shares, Acceptance Shares or Cash Acceptance Shares through any financial intermediary, other than offers made by Topco which constitute the final offer of Topco Shares, Acceptance Shares and Cash Acceptance Shares as contemplated through the Exchange Offer.

The Topco Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer have not been, and will not be, offered to the public in any Relevant State. Notwithstanding the foregoing, an offering of the Topco Shares, the Acceptance Shares and the Cash Acceptance Shares offered in the Exchange Offer may be made in a Relevant State: (i) to any qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per Relevant State (other than qualified investors as defined in the Prospectus Regulation); (iii) to investors who acquire Topco Shares, Acceptance Shares and Cash Acceptance Shares for a total consideration of at least EUR 100,000 per investor, for each separate offer; and (iv) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, subject to obtaining the prior consent of Topco and provided that no such offer of Topco Shares, Acceptance Shares or Cash Acceptance Shares shall result in a requirement for the publication by Topco of a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplementary prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of the foregoing paragraph, the expression an "offer to the public" in relation to any Topco Shares, Acceptance Shares or Cash Acceptance Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the Exchange Offer as to enable an investor to decide to participate in the Exchange Offer.

In the United Kingdom, this announcement, including any attachments hereto, is only addressed to and directed at persons who are (a) both "qualified investors" (within the meaning of the UK version of the Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and either(i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "FSMA Order"); or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the FSMA Order; and/or (b) persons to whom it may otherwise lawfully be communicated to, including under the FSMA Order (all such persons (a) and (b) together being referred to as "U.K. Relevant Persons"). Any investment activity to which this announcement, including any attachments hereto, is only available to U.K. Relevant Persons. Any person who is not a U.K. Relevant Person should not act on or rely on this announcement, including any attachments hereto, or any of its contents.

The Exchange Offer is subject to the laws of Denmark. The Exchange Offer relates to the securities of a Danish company and is subject to the disclosure requirements applicable under Danish law, which may be different in material aspects from those applicable in the United States, the United Kingdom or any other applicable jurisdiction.

The Exchange Offer is being made in the U.S. pursuant to Section 14(e) of, and Regulation 14E promulgated under, the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided by Rule 14d-1(c) under the Exchange Act and otherwise in accordance with the requirements of Danish law. The Exchange Offer is not subject to Section 14(d)(1) of, or Regulation 14D promulgated under, the Exchange Act. Maersk Drilling is not currently subject to the periodic reporting requirements under the Exchange Act and is not required to, and does not, file any reports with the SEC thereunder.

The Exchange Offer is made to Maersk Drilling Shareholders who are residing in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on the same terms and conditions as those made to all other Maersk Drilling Shareholders to whom the Exchange Offer is made. Any information documents are being disseminated to Maersk Drilling Shareholders who are residing in the United States, or who are U.K. Relevant Persons residing in the United Kingdom, on a basis reasonably comparable to the method that such documents are provided to the other Maersk Drilling Shareholders.

In addition, the procedures for the tender of Maersk Drilling Shares and settlement of the consideration due to each Maersk Drilling Shareholder who accepts the Exchange Offer will be carried out in accordance with the rules applicable in Denmark, which may differ in material aspects from the rules and procedures applicable to a tender offer for the securities of a domestic company in the United States or the United Kingdom, in particular with respect to withdrawal rights, offer timetable, settlement procedures and the payment date of the securities.

This announcement, including any attachments hereto, does not comprise a prospectus for the purposes of the U.K. Prospectus Regulation and has not been approved by or filed with the Financial Conduct Authority in the United Kingdom.

If Topco obtains the requisite number of Maersk Drilling Shares, each Maersk Drilling Shareholder residing in the United Kingdom who is not a U.K. Relevant Person may have their Maersk Drilling Shares compulsorily acquired under the compulsory purchase provisions of the Danish Companies Act.

The Exchange Offer is not being made, and the Maersk Drilling Shares will not be accepted for purchase from or on behalf of persons, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities laws or other laws, rules or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the Offer Document and/or the Exemption Document. Persons obtaining the Offer Document and/or the Exemption Document and/or into whose possession the Offer Document and/or the Exemption Document comes are required to take due note and observe all such restrictions and obtain any necessary authorisations, approvals or consents. Neither Topco nor any of its advisors accept any liability for any violation by any person of any such restriction. Any person (including, without limitation, custodians, nominees and trustees) who intends to forward the Offer Document and/or the Exemption Document or any related document to any jurisdiction outside Denmark should inform themselves of the laws of the relevant jurisdiction and should also carefully read the information contained in the Offer Document and the Exemption Document, before taking any action. The distribution of the Offer Document and/or the Exemption Document in jurisdictions other than Denmark may be restricted by law, and, therefore, persons who come into possession of the Offer Document and/or the Exemption Document should inform themselves about and observe such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

Any failure to comply with these restrictions may constitute a violation of applicable securities laws. It is the responsibility of all persons obtaining the Offer Document, the acceptance form included as Appendix 1 in the Offer Document, the Exemption Document and/or other documents relating to the Offer Document and/or the Exemption Document or to the Exchange Offer or into whose possession such documents otherwise come, to inform themselves of and observe all such restrictions. Any recipient of the Offer Document and/or the Exemption Document who is in any doubt in relation to these restrictions should consult its, his or her professional advisors in the relevant jurisdiction. Neither Topco nor the financial advisors to Noble accept or assume any responsibility or liability for any violation by any person whomsoever of any such restriction.

In accordance with customary Danish practice and subject to the requirements of Danish law, rules and regulations, Topco or any entity acting in concert with Topco and any of their respective nominees or brokers (acting as agents or in a similar capacity), may from time to time make certain purchases of, or arrangements to purchase, Maersk Drilling Shares or securities that are convertible into, exchangeable for or exercisable for Maersk Drilling Shares outside the Exchange Offer, before or during the period in which the Exchange Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, in each case, to the extent permissible under law (include Rule 14e-5 under the Exchange Act). Any information about such purchases will be announced through Nasdaq Copenhagen A/S and relevant electronic media if, and to the extent, such announcement is required under applicable Danish law, rules or regulations. In addition, in the ordinary course of business, the financial advisors to Topco, Noble, any entity acting in concert with Topco, or Danske Bank A/S as settlement agent, and their respective affiliates, may make or hold a broad array of investments including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity financial instruments (or related derivative financial instruments) and other types of financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and financial instrument activities may involve securities and/or instruments of Maersk Drilling.